[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust File Nos. 333-207937; 811-23108

Dear Ms. Lithotomos:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Alternative Harvest ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm the Registrant intends to enter into a license agreement with the Index Provider to continue use of the Index.

Response to Comment 1

The Registrant confirms it will enter into an Index license agreement with the Index Provider.

Comment 2 – Investment Objective.

The Staff notes that the investment objective states, “The Amplify Alternative Harvest ETF seeks investment results that generally correspond (before fees and expenses) to the total return performance of the Prime Alternative Harvest Index (the “Index”).” Please change “correspond” to “correlate” as the Staff believes “correlate” is a more accurate term.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Fund Fees and expenses

The Staff notes that the Fee Table contemplates an expense waiver agreement. Please confirm the expiration date of the expense waiver agreement (included in footnote 2 to the fee table) will be at least one year from the effective date of the Registration Statement.

Response to Comment 3

The Registrant confirms the expiration date of the expense waiver agreement will be at least one year from the effective date of the Registration Statement. In accordance with the Staff’s comment, the footnote to the Fee Table has been revised as follows:

(2) The Fund’s investment adviser, Amplify Investments LLC (the “Adviser”), has agreed to waive its management fee in an amount equal to the acquired fund fees and expenses related to any investment in Amplify Seymour Cannabis ETF and Amplify U.S. Alternative Harvest ETF. This arrangement will remain in effect for at least one year from the date of this prospectus, and prior to such date the Adviser may not terminate the arrangement without the approval of the Board of Trustees of the Trust.

Comment 4 – Fund Fees and expenses

Please supplementally confirm that the Fund’s fee and expense waiver arrangement does not permit recoupment of any fees waived and/or expenses reimbursed.

Response to Comment 4

The Fund confirms that the fee and expense waiver arrangement does not permit recoupment of any fees waived and/or expenses reimbursed.

Comment 5 – Principal Investment Strategies

Please provide to the Staff a copy of the Index methodology white paper.

Response to Comment 5

The Fund will provide the Staff a copy of the Index methodology under separate cover.

Comment 6 – Principal Investment Strategies

Please confirm whether the Index Provider is affiliated with the Fund or the Adviser.

Response to Comment 6

The Fund confirms the Index Provider is not affiliated with the Fund or the Adviser and directs the Staff to the following disclosure, which appears in the tenth paragraph under the “Principal Investment Strategies” section:

The Index Provider is not affiliated with Solactive AG, the Fund, the Adviser, Toroso Investments, LLC (the “Sub-Adviser) and the Fund’s distributor.

Comment 7 – Principal Investment Strategies

The Staff requests the Fund consider revising the first paragraph of the “Principal Investment Strategies” section to contemplate the full name of the index, Prime Alternative Harvest Index, to enhance readability for investors. .

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment.

Comment 8– Principal Investment Strategies

The Staff notes the following statement in the section entitled “Principal Investment Strategies”:

A company is considered to be a “U.S. Cannabis Company” if it derives more than 50% of its revenue from the activity described in categories (i), (ii), (iii), or (vii) within the United States.

Given that “U.S.” does not appear in the name of the Fund, please confirm that the above-referenced disclosure is appropriate.

Response to Comment 8

The Fund confirms that the above referenced disclosure is part of the selection criteria, but is only meant to qualify which cannabis companies are considered to be U.S. cannabis companies (as opposed to cannabis companies operating outside the U.S.). The Index includes companies across the globe, including U.S. cannabis companies with the limitations described in the Principal Investment Strategies section. Therefore, the Fund believes the disclosure, as currently stated, is accurate for investor comprehension.

Comment 9 – Principal Investment Strategies

Please specify what securities are included in the 20% bucket. If the Fund intends to invest in derivatives as part of the 20% bucket, please ensure enough specificity in the risk disclosure with respect to derivatives.

Response to Comment 9

The Fund points the Staff to the first paragraph under “Principal Investment Strategies,” which includes the following disclosure: “The Fund may invest up to 20% of its total assets in equity securities that are not in the Fund’s Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio to provide returns substantially similar to the Index.” The Fund supplementally confirms that it does not intend use the 20% bucket to invest in derivatives.

Comment 10– Principal Investment Strategies

The Staff notes the following statement in the section entitled “Principal Investment Strategies”:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries.

Please confirm whether the Fund will be concentrated in the pharmaceuticals industry.

Response to Comment 10

In accordance with the Staff’s comment, the above referenced disclosure will be revised as follows:

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries, except to the extent the Index is concentrated in an industry or a group of industries. As of the date of this prospectus, the Fund is concentrated in securities of issuers in the cannabis industry.

Comment 11 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 12 – Principal Risks

The Staff notes the “Associated Risks of Investments in SPACs” under the “Principal Risks” section. What percentage of the Fund will be invested in SPACs?

Response to Comment 12

The Fund has removed the references to its investments in SPACs from the Principal Investment Strategies and Principal Risks section, as the Fund does not currently expect that SPACs will be a principal investment of the Fund in accordance with the Index. The Fund has revised further revised the Registration Statement to include a reference to the possibility of non-principal investments in SPACs in the Statement of Additional Information, as follows:

NON-PRINCIPAL FUND INVESTMENTS

Special Purpose Acquisition Companies

The Fund may invest on a limited basis in securities of special purpose acquisition companies (each a “SPAC” and collectively, “SPACs”). A SPAC is a special purpose company whose business plan is to raise capital in an initial public offering (“IPO”) and, within a specific period of time, engage in a merger or acquisition with one or more unidentified companies. SPACs are formed by sponsors who believe that their experience, reputations and/or contacts will allow them to identify and complete a business combination transaction with one or more target businesses that will ultimately be a successful public company. Some SPACs focus on acquiring a target in a particular industry while others may pursue a business combination transaction in any business, industry or geographic location, including outside of the United States. The Fund may, from time to time, seek investments in SPACs with a stated purpose to find an acquisition target consistent with the Fund’s investment strategy.

In a SPAC’s IPO, the SPAC typically offers units comprised of a share of common stock and a warrant to purchase a share or less of common stock that is exercisable, with a strike price higher than the offering price of the unit, if the SPAC completes a business combination transaction. Generally, the units offered in a SPAC’s IPO are listed on a national securities exchange and the common stock and warrants comprising the units are listed and trade separately shortly after the IPO. Because SPACs have no operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. There is no guarantee that the SPACs in which the Fund may invest will complete an acquisition or that any acquisitions that are completed will be profitable. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination. SPACs in which the Fund may invest pursue acquisitions only within a certain industry or industries, which may increase the volatility of their prices.

In addition, the following has been added to the section entitled “Investment Strategies and Risks” in the Statement of Additional Information:

Special Purpose Acquisition Companies Risk

The Fund may invest on a limited basis in SPACs. Shares of a SPAC purchased in an initial public offering will generally bear a sales commission, which may be significant. The shares of a SPAC are often issued in “units” that include one share of common stock and one right or warrant (or partial right or warrant) conveying the right to purchase additional shares or partial shares. In some cases, the rights and warrants may be separated from the common stock at the election of the holder, after which they may become freely tradeable. After going public and until a transaction is completed, a SPAC generally invests the proceeds of its initial public offering (less a portion retained to cover expenses) in U.S. Government securities, money market securities and cash. To the extent the SPAC is invested in cash or similar securities, this may impact the Fund’s ability to meet its respective investment objective. If a SPAC does not complete a transaction within a specified period of time after going public, the SPAC is typically dissolved, at which point the invested funds are returned to the SPAC’s shareholders (less certain permitted expenses) and any rights or warrants issued by the SPAC expire worthless. SPACs generally provide their investors with the option of redeeming an investment in the SPAC at or around the time of effecting a transaction. In some cases, a holder may forfeit its right to receive additional warrants or other interests in the SPAC if it redeems its interest in the SPAC in connection with a transaction. Because SPACs often do not have an operating history or ongoing business other than seeking a transaction, the value of their securities may be particularly dependent on the quality of its management and on the ability of the SPAC’s management to identify and complete a profitable transaction. Some SPACs may pursue transactions only within certain industries or regions, which may increase the volatility of an investment in them. In addition, the securities issued by a SPAC, which may be traded in the over the-counter market, may become illiquid and/or may be subject to restrictions on resale. Other risks of investing in SPACs include that a significant portion of the monies raised by the SPAC may be expended during the search for a target transaction; an attractive transaction may not be identified at all (or any requisite approvals may not be obtained) and the SPAC may be required to return any remaining monies to shareholders; a transaction once identified or effected may prove unsuccessful and an investment in the SPAC may lose value; the warrants or other rights with respect to the SPAC may expire worthless or may be repurchased or retired by the SPAC at an unfavorable price; and an investment in a SPAC may be diluted by additional later offerings of interests in the SPAC or by other investors exercising existing rights to purchase shares of the SPAC.

Comment 13 – Principal Risks

The Staff notes the “Foreign Investment Risk” under the “Principal Risks” section. If the Fund has significant exposure to Emerging Market countries, please add relevant disclosure.

Response to Comment 13

The Fund confirms that it will not have significant exposure to Emerging Market countries. Therefore, the Fund respectfully declines to add any additional disclosure.

Comment 14 – Exhibits

The Registrant should include index license or sub-license agreements to which the Fund is a party as an exhibit to the Registration Statement, as applicable, as such contract would be considered an other material contract pursuant to Item 28(h) of Form N-1A.

Response to Comment 14

The Fund respectfully declines to file the Index licensing agreement as an exhibit to the Registration Statement as it is an agreement between the Adviser and the Index Provider to which the Fund is not a party. However, the Fund will file the Index sub-licensing agreement between the Fund and the Adviser.

Comment 15– Exhibits

The Staff requests that the Registrant include a legal opinion regarding the legality of investing in cannabis related industries.

Response to Comment 15

The Fund confirms it will provide the requested legal opinion to the Staff prior to effectiveness.

Comment 16– Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 16

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 17 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 17

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren